April 21, 2006

By Facsimile ((213) 613-2950) and U.S. Mail

Ray LaSoya, Esq.
Hughes Hubbard & Reed LLP
350 South Grand Avenue
Los Angeles, CA  90071

	Re:	Sybron Dental Specialties, Inc.
		Schedule 14D-9C filed April 12, 2006
		Schedule 14D-9 filed April 19, 2006
	SEC File No. 005-60091

Dear Mr. La Soya:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9C

Forward-Looking Statements
1. We note in the joint press release dated April 12 (and in other documents relating to the tender offer in the above-mentioned filings) that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-
A telephone interpretation M.2 available at www.sec.gov in the July
2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
2. We note the disclaimer that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.

Schedule 14D-9

Item 3.  Past Contracts, Transactions - Arrangements with
Executive
Officers, page 2
3. With respect to your disclosure in this item please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to the section of your document entitled
"Interest
in Securities of the Subject Company."

The Solicitation or Recommendation - Background, page 5
4. Please tell us whether Credit Suisse prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 10
5. Refer to the third bullet point in this section. Please expand your disclosure to describe how the offer price was a "significant premium over historical prices." What premium was determined and over what historical prices?

Persons/Assets Retained, Employed, Compensated Or Used, page 13
6. Please quantify the compensation paid to Credit Suisse by the company, the bidders and their respective affiliates during the past two years. Refer to Item 1011(b) of Regulation M-A.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers & Acquisitions
Ray LaSoya, Esq.
Hughes Hubbard & Reed LLP
April 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE